FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of January, 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                             Waterford Wedgwood plc
                    ("Waterford Wedgwood" or the "Company")

                             Rights Issue Completed


The Board of Waterford Wedgwood plc is pleased to announce that valid acceptances in respect of 188,149,973 Rights Issue Units have been received from Qualifying Stockholders, representing an aggregate take-up of approximately
88.07 per cent of the total number of Rights Issue Units offered. Directors of Waterford Wedgwood, including Sir Anthony O'Reilly and Mr. Peter John Goulandris, subscribed for their full entitlements under the Rights Issue. Davy Stockbrokers has procured subscribers for all of the remaining 11.93 per cent (25,490,146 Rights Issue Units) including the entitlements of Overseas Shareholders, at a price of EUR0.21 per unit, completing the Rights Issue.



This announcement should be read in conjunction with the Listing Particulars dated 1 December, 2003. Terms defined in the Listing Particulars have the same meaning in this announcement.



5 January, 2004


Enquiries:

Davy Stockbrokers                               Tel: + 353 (0)1 679 6363
Hugh McCutcheon
Eugenee Mulhern

College Hill Associates (UK/Europe)             Tel: +44 (0)207 457 2020
Kate Pope
James Henderson

Dennehy Associates (Ireland)                    Tel: + 353 (0)1 676 4733
Michael Dennehy









                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 5 January, 2004